

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

December 18, 2008

Mr. Michael El-Hillow
Chief Financial Officer
Evergreen Solar, Inc.
138 Bartlett Street
Marlboro, MA 01752

   Re: **Evergreen Solar, Inc.**
      Form 10-K for the year ended December 31, 2007
      Filed February 27, 2008
      File No. 000-31687

Dear Mr. El-Hillow:

  We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K as of December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Critical Accounting Polices and Estimates, page 36

Warranty

1.   We see that the accrual for warranties is $705,000 at each year-end since 2004. In future filings please expand the critical accounting policies disclosure to more fully and specifically explain the basis for your conclusion that you have provided an appropriate accrual for warranties. We see, for instance, your response to comment four in your letter to us dated February 13, 2007 which sets forth specific detail about the basis for your accrual. It may be appropriate to make disclosure as set forth in the last paragraph of that response, updated for any developments since the date of that response. In that regard, we see that you recorded a charge to increase the warranty liability in 2008.

Financial Statements

Consolidated Statements of Operations, page F-4

2.   We see that you disaggregate revenues between "Product" and "Royalty and fee" while costs of revenues is not similarly disaggregated. Please tell us why you should not similarly disaggregate costs of revenues. Refer to Rule 5-03(b) of Regulation S-X.

Note 2, Summary of Significant Accounting Policies, page F-8

Cash and Marketable Securities, page F-9

3.   With respect to marketable securities, in future filings please separately show gross unrealized gains and gross unrealized losses, to the extent applicable. Please also provide disclosure about contractual maturities. Refer to paragraphs 19 and 20 of SFAS 115.

Inventory, page F-10

4.   We see the significant increase in non-refundable deposits for prepaid inventory. In future filings please disclose how you assess the carrying amount of this asset for impairment. Please also disclose how you determine the current and long-term portions of prepaid inventory.

Fair Value of Financial Instruments, page F-14

5.   Please expand the SFAS 107 disclosure in future filings to also provide fair value disclosure about your debt.

Note 16, Related Party Transactions, page F-28

6.   In future filings please disclose significant amounts attributed to related parties on the face of the financial statements. For instance, we see that the amount due to EverQ as of December 31, 2007 is significant to your liabilities. Refer to Rule 4-08(k) of Regulation S-X.

Form 10-K/A filed August 18, 2008 and Form 10-K/A filed April 29, 2008

7.   We see that neither of these amendments includes complete officer certifications required by Exchange Act Rule 13a-14(a). While you may omit paragraph three of the certification in an amendment that does not include financial statements, please tell us what you relied on in concluding that you were not required to present paragraphs four and five of the certifications in the amendments. We refer you to Exchange Act Rule 12b-15 and Question 5 of "Sarbanes-Oxley Act – Frequently Asked Questions."

Form 10-Q as of September 27, 2008

Note 7, Long-term Debt, page 10

8.   In light of the increasing amount of capitalized interest, in future filings please provide an accounting policy disclosure for interest capitalization. It may be appropriate to present this disclosure with the accounting policy for fixed assets in your 2008 Form 10-K.

9.   Unless not significantly different from the stated rate, in future filings please also disclose the effective rate of interest on the 2008 Senior Convertible Notes.

10.   In future filings please provide disclosure describing your evaluation of the accounting for the conversion feature of the 2008 Senior Convertible Notes, including a description of the basis in GAAP for your conclusion.

11.   As a related matter, please tell us whether you believe that FSP APB 14-1 will be applicable to the 2008 Senior Convertible Notes. In your response please explain the basis for your conclusion.

12.   In future filings please clarify the accounting for the $39.5 initially paid for the capped-call arrangement with Lehman. Also address the basis in GAAP for your conclusion.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3605 if you have questions regarding these comments. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any other questions.

Sincerely,

Gary Todd
Reviewing Accountant